

Mail Stop 3561

May 2, 2018

Jeff Bodner
Chief Executive Officer
Apex Resources, Inc.
150 S. Los Robles Ave, Ste. 650
Pasadena, CA 91101

> **Re:** **Apex Resources, Inc.**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended June 30, 2017**
> **Filed February 13, 2018**
>
> **Apex Resources, Inc.**
> **Post-Effective Amendment to Form S-1**
> **Filed February 13, 2018**
> **File No. 333-207109**

Dear Mr. Bodner:

We issued comments to you on your amended 10-K for the Fiscal Year Ended June 30, 2017, referenced above, on February 26, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 16, 2018.

We also issued comments to you on your Post-Effective Amendment to Form S-1 filed February 13, 2018, and these comments remain outstanding and unresolved. Please provide us with a response to these comments, and amend your registration statement accordingly or advise us how you plan to proceed.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Robert Babula, Staff Accountant at (202) 551-339 or Jennifer Thompson at (202) 551-3737 with any questions on your amended 10-K. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or me at (202) 551-3270 with any other questions.

          Sincerely,

          /s/ Mara L. Ransom

          Mara L. Ransom
          Assistant Director
          Office of Consumer Products